4 December 2007

RECEIVED

2007 DEC 10 A 9:40

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07028561

Dear Sir

SUPPL

Nedcor
~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – home loan securitisation.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

PROCESSED
DEC 12 2007
THOMSON FINANCIAL

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

NEDBANK

HEAD OFFICE
135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa
Tel 011 294 9106 Fax 011 295 9106 www.nedbank.co.za

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875

NEDBANK RAISES R2 BILLION IN HOME LOAN SECURITISATION

Nedbank has completed a R2 billion securitisation of the Nedbank Retail home loan portfolio through GreenHouse Funding.

This follows Nedbank's successful R2 billion debut securitisation of subsidiary Imperial Bank's motor vehicle finance book in June this year.

Five-year notes totalling R1,87 billion were sold to nine investors at spreads ranging from 25 bps to 110 bps above Jibar. The placement was managed by the debt capital markets team within Nedbank Capital.

The securitisation notes will be listed on the Bond Exchange of South Africa (BESA) on 10 December.

Sandton
3 December 2007

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

END